UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING APPLICATIONS FOR AUTHORIZATION TO REVISE INTERCONNECTION CHARGES FOR NTT EAST AND NTT WEST

On January 22, 2013, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the applications for authorization to revise the interconnection charges for the Next Generation Network, leased circuit services, public telephones, directory assistance and other services by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”). In addition, NTT East and NTT West adjusted the interconnection charges for optical subscriber lines for the fiscal year ending March 31, 2014, which were set two years ago, by the difference between actual revenues and actual costs for the fiscal year ended March 31, 2012 and today applied for authorization. NTT East and NTT West are wholly-owned subsidiaries of the registrant. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager Investor Relations Office

Date: January 22, 2013

January 22, 2013

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Applications for Authorization to Revise

Interconnection Charges for NTT East and NTT West

Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), subsidiaries of Nippon Telegraph and Telephone Corporation, today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to interconnection charges for the Next Generation Network, leased circuit services, public telephones, directory assistance and other services. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2012. Revisions would be applied beginning with the fiscal year ending March 31, 2014.

In addition, NTT East and NTT West adjusted the interconnection charges for optical subscriber lines for the fiscal year ending March 31, 2014, which were set two years ago, by the difference between actual revenues and actual costs for the fiscal year ended March 31, 2012 and today applied for authorization.

The interconnection charges for switchboards, calculated based on the Long Run Incremental Cost Methodology, are not included in this application for authorization.

For more details, please see the attached press releases by NTT East and NTT West.

For further inquiries, please contact:

Yusuke Aida or Kenichi Matsuno
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

January 22, 2013

Application for Authorization to

Revise Interconnection Charges

Nippon Telegraph and Telephone East Corporation (“NTT East”) today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to interconnection charges for the Next Generation Network, leased circuit services, public telephones, directory assistance and other services. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2012. Revisions would be applied beginning with the fiscal year ending March 31, 2014.

In addition, NTT East adjusted the interconnection charges for optical subscriber lines for the fiscal year ending March 31, 2014, which were set two years ago, by the difference between actual revenues and actual costs for the fiscal year ended March 31, 2012 and today applied for authorization.

The interconnection charges for switchboards, calculated based on the Long Run Incremental Cost Methodology, are not included in this application for authorization.

1.	Proposed Interconnection Charges

Please see the attachment.

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be promptly applied.

For inquiries, please contact: Corporate Strategy Planning Department Nippon Telegraph and Telephone East Corporation E-mail: kikakur@sinoa.east.ntt.co.jp

(Attachment)

Proposed Interconnection Charges for Each Service

(1)	Interconnection Charges for the Next Generation Network (“NGN”)

Category		Revised Charges*[2]		Current Charges	Percent Change
Interconnecting Gateway Switch (“IGS”) Routing Transmission Function	Per 3 minutes*[1]	4.07 yen		4.61 yen	(11.7)%
General Relay Station Routing Transmission Function	Monthly charge per interconnection port	5,187,500 yen	*[3]	5,270,833 yen	(1.6)%
General Line Accommodation Station Routing Transmission Function	Monthly charge per each line accommodation router	1,248,594 yen	*[3]	1,454,151 yen	(14.1)%

*1	The charge per three minutes includes 0.44 yen, the IGS interconnection charge for FY2012.
*2	The revised charges have been set by forecasting expenses and demand in FY2013 based on FY2011 results.
*3	The revised charges have been set by adjusting the forecasted expenses for FY2013 by the price gap (adjusted amount) between FY2011 actual revenues and actual costs of certain functions related to the existing IP network (the special line accommodation station routing transmission function (10G/1G/100M) and the special relay routing transmission function), which will be discontinued with the migration to NGN.

(2)	Interconnection Charges for NGN’s Ethernet Frame Transmission Function and Other Functions

Category				Revised Charges*	Current Charges	Percent Change
Ethernet Frame Transmission Function	Facility within MAs	100 Mb/s	Monthly charge per business and per MA	476,259 yen	543,310 yen	(12.3)%
		1 Gb/s		1,257,863 yen	1,496,153 yen	(15.9)%
		10 Gb/s		3,391,016 yen	4,246,392 yen	(20.1)%
	Transmission Facility within Prefectures	100 Mb/s	Monthly charge per business and per prefecture	310,198 yen	296,182 yen	4.7%
		1 Gb/s		821,143 yen	811,190 yen	1.2%
		10 Gb/s		2,232,232 yen	2,258,563 yen	(1.2)%
	Interconnection Facility		Monthly charge per device	250,000 yen	262,083 yen	(4.6)%
Terminal Line Transmission Function		100 Mb/s or less	Monthly charge per line	5,605 yen	5,943 yen	(5.7)%
		1Gb/s or less		9,047 yen	10,123 yen	(10.6)%

*	The revised charges have been set by forecasting expenses and demand in FY2013 based on FY2011 results.

(3)	Interconnection Charges for Leased Circuits and Other Connection Lines

Category			Revised Charges*[3]	Current Charges	Percent Change
Conventional Leased Circuits	3.4 kHz*[1]	Monthly charge per line	7,508 yen	7,813 yen	(3.9)%
High Speed Digital Transmission	Digital Access 1.5 Mb/s (Type 1-1)*[1]	Monthly charge per line	41,369 yen	45,324 yen	(8.7)%
ATM Circuits	1 Mb/s (Regular)*[1]	Monthly charge per line	162,140 yen	160,475 yen	1.0%
Mega Data Netz	500 kb/s (Class 1 / Speed assurance)*[2]	Monthly charge per line	28,685 yen	28,039 yen	2.3%

*1	For leased circuit connections within the MA.
*2	For terminal line transmission function (3 Mb/s).
*3	The revised charges have been set by adjusting the actual expenses for FY2011 by the price gap (adjusted amount) between actual revenues and actual costs in FY2011.

(4)	Interconnection Charges for Public Telephones and Directory Assistance

Category			Revised Charges*[1]		Current Charges	Percent Change
Public Telephones Transmission Function		Per second	1.2657 yen	*[2]	0.8996 yen	40.7%
Digital Public Telephones Transmission Function		Per second	0.7748 yen	*[2]	0.5647 yen	37.2%
Directory Assistance Service Connection Function	IC Connection	Per assistance	95 yen		86 yen	10.5%

*1	The revised charges have been set by adjusting the actual expenses for FY2011 by the price gap (adjusted amount) between actual revenues and actual costs in FY2011.
*2	The revised charges have been set by adding expenses associated with the special public telephone access line to the actual expenses in FY2011.

(5)	Interconnection Charges for Relay Fiber Optics and DSL Connections

Category			Revised Charges*[1]		Current Charges	Percent Change
Relay Fiber Optics		Monthly charge per single core cable / meter	0.743 yen		0.597 yen	24.5%
DSL Connection	Line Sharing	Monthly charge per line	97 yen	*[2]	88 yen	10.2%
	Dry Copper Line	Monthly charge per line	1,371 yen	*[3]	1,298 yen	5.6%

*1	The revised charges have been set by adjusting the actual expenses for FY2011 by the price gap (adjusted amount) between actual revenues and actual costs in FY2011.
*2	Includes circuit management operation fee (monthly fee of 57 yen per line).
*3	Includes circuit management operation fee (monthly fee of 57 yen per line).

(6)	Interconnection Charges for Optical Subscriber Lines

Category			Revised Charges*[2]		Current Charges		Percent Change
Optical Subscriber Line		Monthly charge per single core cable	3,203 yen		3,403 yen		(5.9)%
Optical Main Subscriber Line Under the Shared Access System*[1]	Regular Menu	Monthly charge per single core cable	2,835 yen		3,013 yen		(5.9)%
	Entry Menu*[3] (First Year Charges After Installation)	Monthly charge per single core cable	2,356 yen [-479 yen	]	2,428 yen [-585 yen	]	(3.0) [(18.1)	% %]

The above represent monthly charges per single-core cable for Type 1-1 (daytime and weekday support in case of malfunction).

*1	The outside optical splitter charge applicable in FY2013 (103 yen), which is reviewed under the actual cost method every fiscal year, is included in the revised charges for optical main subscriber lines under the shared access system.
*2	The revised charges have been set by adjusting the applicable charges for FY2013 (optical subscriber line: 3,380 yen; optical main subscriber line under the shared access system: 2,982 yen), which were set two years ago, by the difference between actual revenues and actual costs (optical subscriber line: -177 yen; optical main subscriber line under the shared access system: -147 yen) for FY2012.
*3	Amounts in brackets indicate discount from regular menu charges. Charges for the second year after installation are the same as regular menu charges. For charges for the third year after installation, 491 yen (first year discount of 479 yen plus two years’ worth of interest) will be added to regular menu charges.

In addition to the above charges, the interconnection charges for optical branch subscriber lines under the shared access system for FY2013 were revised from 287 yen to 273 yen.

(Reference Material)

Comparison of Interconnection Charges and Subscriber Charges

for the Fiscal Year Ended March 31, 2012

		(Billions of yen)
Services	(1) Revenue from subscriber charges	(2) Corresponding interconnection charges	Difference [(1) minus (2)]
Telephone Subscriber / ISDN Base Rates	397.8	261.5	136.3
Telephone Subscriber / ISDN Communication Rates	48.6	25.6	23.0
Public Telephones (including digital public telephones)	2.0	7.3	(5.3)
Directory assistance	3.2	4.0	(0.8)
B FLET’S	227.8	73.9	153.9
FLET’S ADSL	43.9	10.4	33.5
FLET’S ISDN	2.5	0.9	1.6
FLET’S Hikari Next	154.0	56.4	97.6
FLET’S Hikari Light	3.8	2.3	1.5
Hikari Denwa	110.9	38.7	72.2
Business Ether Wide	10.9	6.0	4.9

(1)	The corresponding interconnection charges for each service are calculated by multiplying the revised interconnection charges for which authorization has been applied by the numerical demand (number of facilities used) for each service.
(2)	The corresponding interconnection charges for telephone subscriber services and ISDN base rates do not include the 58.0 billion yen in expenses (NTS costs) arising from changes in facility-related expenses associated with the increase or decrease in the number of lines.

January 22, 2013

Application for Authorization to

Revise Interconnection Charges

Nippon Telegraph and Telephone West Corporation (“NTT West”) today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to interconnection charges for the Next Generation Network, leased circuit services, public telephones, directory assistance and other services. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2012. Revisions would be applied beginning with the fiscal year ending March 31, 2014.

In addition, NTT West adjusted the interconnection charges for optical subscriber lines for the fiscal year ending March 31, 2014, which were set two years ago, by the difference between actual revenues and actual costs for the fiscal year ended March 31, 2012 and today applied for authorization.

The interconnection charges for switchboards, calculated based on the Long Run Incremental Cost Methodology, are not included in this application for authorization.

1.	Proposed Interconnection Charges

Please see the attachment.

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be promptly applied.

For inquiries, please contact: Corporate Strategy Planning Department Marketing Strategy Group Nippon Telegraph and Telephone West Corporation E-mail: keikie@west.ntt.co.jp

(Attachment)

Proposed Interconnection Charges for Each Service

(1)	Interconnection Charges for the Next Generation Network (“NGN”)

Category		Revised Charges*[2]		Current Charges	Percent Change
Interconnecting Gateway Switch (“IGS”) Routing Transmission Function	Per 3 minutes*[1]	4.69 yen		5.36 yen	(12.5)%
General Relay Station Routing Transmission Function	Monthly charge per interconnection port	4,583,333 yen	*[3]	4,708,333 yen	(2.7)%
General Line Accommodation Station Routing Transmission Function	Monthly charge per each line accommodation router	1,524,156 yen	*[3]	1,926,143 yen	(20.9)%

*1	The charge per three minutes includes 0.44 yen, the IGS interconnection charge for FY2012.
*2	The revised charges have been set by forecasting expenses and demand in FY2013 based on FY2011 results.
*3	The revised charges have been set by adjusting the forecasted expenses for FY2013 by the price gap (adjusted amount) between FY2011 actual revenues and actual costs of certain functions related to the existing IP network (the special line accommodation station routing transmission function (10G/1G) and the special relay routing transmission function), which will be discontinued with the migration to NGN.

(2)	Interconnection Charges for NGN’s Ethernet Frame Transmission Function and Other Functions

Category				Revised Charges*	Current Charges	Percent Change
Ethernet Frame Transmission Function	Facility within MAs	100 Mb/s	Monthly charge per business and per MA	610,732 yen	586,783 yen	4.1%
		1 Gb/s		1,603,077 yen	1,621,019 yen	(1.1)%
		10 Gb/s		4,402,456 yen	4,651,714 yen	(5.4)%
	Transmission Facility within Prefectures	100 Mb/s	Monthly charge per business and per prefecture	356,590 yen	354,022 yen	0.7%
		1 Gb/s		927,511 yen	977,342 yen	(5.1)%
		10 Gb/s		2,463,751 yen	2,798,079 yen	(11.9)%
	Interconnection Facility		Monthly charge per device	341,667 yen	371,250 yen	(8.0)%
Terminal Line Transmission Function		100 Mb/s or less	Monthly charge per line	6,678 yen	7,960 yen	(16.1)%
		1Gb/s or less		10,518 yen	12,230 yen	(14.0)%

*	The revised charges have been set by forecasting expenses and demand in FY2013 based on FY2011 results.

(3)	Interconnection Charges for Leased Circuits and Other Connection Lines

Category			Revised Charges*[3]	Current Charges	Percent Change
Conventional Leased Circuits	3.4 kHz*[1]	Monthly charge per line	5,945 yen	6,062 yen	(1.9)%
High Speed Digital Transmission	Digital Access 1.5 Mb/s (Type 1-1)*[1]	Monthly charge per line	28,600 yen	30,468 yen	(6.1)%
ATM Circuits	1 Mb/s (Regular)*[1]	Monthly charge per line	54,482 yen	52,829 yen	3.1%
Mega Data Netz	500 kb/s (Class 1 / Speed assurance)*[2]	Monthly charge per line	16,807 yen	19,196 yen	(12.4)%

*1	For leased circuit connections within the MA.
*2	For terminal line transmission function (3 Mb/s).
*3	The revised charges have been set by adjusting the actual expenses for FY2011 by the price gap (adjusted amount) between actual revenues and actual costs in FY2011.

(4)	Interconnection Charges for Public Telephones and Directory Assistance

Category			Revised Charges*[1]		Current Charges	Percent Change
Public Telephones Transmission Function		Per second	1.0997 yen	*[2]	0.9211 yen	19.4%
Digital Public Telephones Transmission Function		Per second	1.0394 yen	*[2]	0.8803 yen	18.1%
Directory Assistance Service Connection Function	IC Connection	Per assistance	85 yen		81 yen	4.9%

*1	The revised charges have been set by adjusting the actual expenses for FY2011 by the price gap (adjusted amount) between actual revenues and actual costs in FY2011.
*2	The revised charges have been set by adding expenses associated with the special public telephone access line to the actual expenses in FY2011.

(5)	Interconnection Charges for Relay Fiber Optics and DSL Connections

Category			Revised Charges*[1]		Current Charges	Percent Change
Relay Fiber Optics		Monthly charge per single core cable / meter	0.764 yen		0.715 yen	6.9%
DSL Connection	Line Sharing	Monthly charge per line	96 yen	*[2]	89 yen	7.9%
	Dry Copper Line	Monthly charge per line	1,391 yen	*[3]	1,354 yen	2.7%

*1	The revised charges have been set by adjusting the actual expenses for FY2011 by the price gap (adjusted amount) between actual revenues and actual costs in FY2011.
*2	Includes circuit management operation fee (monthly fee of 61 yen per line).
*3	Includes circuit management operation fee (monthly fee of 59 yen per line).

(6)	Interconnection Charges for Optical Subscriber Lines

Category			Revised Charges*[2]		Current Charges		Percent Change
Optical Subscriber Line		Monthly charge per single core cable	3,220 yen		4,357 yen		(26.1)%
Optical Main Subscriber Line Under the Shared Access System*[1]	Regular Menu	Monthly charge per single core cable	2,882 yen		3,846 yen		(25.1)%
	Entry Menu*[3] (First Year Charges After Installation)	Monthly charge per single core cable	2,378 yen [-504 yen	]	2,908 yen [-938 yen	]	(18.2) [(46.3)	% %]

The above represent monthly charges per single-core cable for Type 1-1 (daytime and weekday support in case of malfunction).

*1	The outside optical splitter charge applicable in FY2013 (93 yen), which is reviewed under the actual cost method every fiscal year, is included in the revised charges for optical main subscriber lines under the shared access system.
*2	The revised charges have been set by adjusting the applicable charges for FY2013 (optical subscriber line: 3,426 yen; optical main subscriber line under the shared access system: 3,010 yen), which were set two years ago, by the difference between actual revenues and actual costs (optical subscriber line: -206 yen; optical main subscriber line under the shared access system: -128 yen) for FY2012.
*3	Amounts in brackets indicate discount from regular menu charges. Charges for the second year after installation are the same as regular menu charges. For charges for the third year after installation, 518 yen (first year discount of 504 yen plus two years’ worth of interest) will be added to regular menu charges.

In addition to the above charges, the interconnection charges for optical branch subscriber lines under the shared access system for FY2013 were revised from 329 yen to 301 yen.

(Reference Material)

Comparison of Interconnection Charges and Subscriber Charges

for the Fiscal Year Ended March 31, 2012

		(Billions of yen)
Services	(1) Revenue from subscriber charges	(2) Corresponding interconnection charges	Difference [(1) minus (2)]
Telephone subscriber / ISDN base rates	398.4	273.2	125.2
Telephone subscriber / ISDN communication rates	42.9	23.2	19.7
Public telephones (including digital public telephones)	2.0	7.5	(5.5)
Directory assistance	3.5	3.9	(0.4)
B FLET’S	203.1	74.3	128.8
FLET’S ADSL	42.8	10.2	32.6
FLET’S ISDN	2.8	1.0	1.8
FLET’S Hikari Next	96.6	40.4	56.2
FLET’S Hikari Light	0.0	0.1	(0.1)
Hikari Denwa	98.2	35.6	62.6
Business Ether Wide	5.6	4.3	1.3

(1)	The corresponding interconnection charges for each service are calculated by multiplying the revised interconnection charges for which authorization has been applied by the numerical demand (number of facilities used) for each service.
(2)	The corresponding interconnection charges for telephone subscriber services and ISDN base rates do not include the 51.1 billion yen in expenses (NTS costs) arising from changes in facility-related expenses associated with the increase or decrease in the number of lines.